

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA



Paris, December 20, 2004

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated December 17, 2004, concerning Valeo capital increase reserved for the Group's employees.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

04.46

Valeo capital increase reserved for the Group's employees

Paris, France, 17 December, 2004 – Following the announcement made by press release of 6 September 2004, concerning the launch of an employee shareholding plan with a share capital increase authorized by the Annual General Shareholder's Meeting of April 5, 2004, Valeo announces a capital increase through the issue of 1.575.296* new shares without preferential subscription rights at a unit price of 23.65 euros bearing interest from January 1, 2004. The new capital of the company is 251,127,072 euros, made up of 83,709,024 shares each with a nominal value of 3 euros. The new shares will be listed on the "Paris S.A. Euronext Premier Marché" as soon as possible, on the same line as the existing shares.

The prospectus concerning this capital increase received visa n° 04-738 from the Financial Markets Authority on 27 August 2004. It is available free of charge at the Valeo Head Office and is published on the Group's website (www.valeo.com) as well as on the website of the Financial Markets Authority (www.amf-france.org).

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 130 plants, 65 R&D centers, 9 distribution centers and employs 70,200 people in 26 countries worldwide.

Press/Financial Relations Contacts:
Kate Philipps
+ 33 1 40 55 20 65
kate.philipps@valeo.com

Rémy Dumoulin
+ 33 1 40 55 29 30
remy.dumoulin@valeo.com

* Of which 400,653 shares were subscribed by the Société Générale in order to offer to employees of certain subsidiaries outside France a leverage offer equivalent to that proposed by a mutual employees investment fund (FCPE).